LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729


SEC MAIL PROCESSING
RECEIVED
JUL - 7 2003
WASH. D.C. 188 SECTION
03024355

SUPPL

July 3, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Press releases dated July 3, 2003

- **Legacy Hotels Real Estate Investment Trust Appoints Independent Trustee**
- **Legacy Hotels Real Estate Investment Trust To Acquire The Olympic Hotel In Seattle**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 7/9

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST



By: ______________________
Barbara D. Kilner
Assistant Secretary

Enclosures

cc: Terence P. Badour, Esq.
Sari L. Diamond, Esq.
Robert P. Freeman, Esq.

File Number: 82-34729



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
APPOINTS INDEPENDENT TRUSTEE**

TORONTO, July 3, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy) (TSX: LGY.UN) is pleased to announce the appointment of C. Wesley M. Scott to Legacy's Board, increasing the number of Independent Trustees to five. Legacy's Board now has seven Trustees with Mr. Scott's appointment.

Commenting on the announcement, Neil Labatte, Legacy's President and Chief Executive Officer, said, "Our Board of Trustees is diversified with extensive experience in all facets of our industry. The addition of Mr. Scott further strengthens our Board's financial and governance experience. We look forward to the benefits of his contributions."

An experienced corporate director, Mr. Scott retired as Chief Corporate Officer of BCE Inc. in March 2001, a position he assumed in February 2000. Prior to this position, Mr. Scott served as Vice-Chairman of Bell Canada from 1999 to 2000. From 1997 to 1999, Mr. Scott was Chief Financial Officer of Nortel Networks Corporation. Mr. Scott also held the position of Executive Vice-President of Nortel from 1995 to 1999.

Mr. Scott is a member of the Board of Directors of Adventis Corp., BCE Emergis Inc., CGI Group Inc., Hospital for Sick Children Foundation, Sears Canada Inc. and Solectron Corporation.

Mr. Scott earned a bachelor of commerce degree from the University of Toronto and a master's degree in business administration from Harvard Business School.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST TO ACQUIRE THE OLYMPIC HOTEL IN SEATTLE

TORONTO, July 3, 2003 – In October 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) agreed to purchase the Four Seasons Olympic, a Five Diamond hotel in Seattle. The purchase was subject to arbitration proceedings between the current hotel owner and manager as well as a number of other conditions. Legacy has been advised that a settlement has been reached today on these arbitration proceedings. Subject to the satisfaction of customary closing conditions and third-party approvals, Legacy will acquire the Olympic Hotel during the third quarter.

Fairmont, the luxury hotel management company of Fairmont Hotels & Resorts Inc. ("FHR") (TSX/NYSE: FHR), will operate the property, which will be officially flagged "The Fairmont Olympic Hotel, Seattle". Legacy has entered into an agreement with Fairmont for a long-term management contract and Fairmont has agreed to make a payment to Legacy to acquire this contract. The terms of the agreement have been approved by Legacy's Independent Trustees.

The purchase price for the property is approximately US$100 million, or Cdn$135 million, subject to adjustments and closing costs. Legacy expects to use mortgage financing and lines of credit to finance the purchase of the hotel.

Commenting on the transaction, Neil J. Labatte, President and Chief Executive Officer of Legacy, said, "We are pleased to be adding such a high-quality heritage asset to our portfolio. This Seattle hotel is an exceptional property in an important market and represents the qualities we seek for our portfolio of luxury hotels." Added Mr. Labatte, "This irreplaceable property is a natural complement to Legacy's strong Fairmont presence in both Vancouver and Victoria, British Columbia."

About the Olympic Hotel
Built in 1924 and located in the heart of Seattle's fashionable Rainier Square neighborhood, this 450-room property, including 209 suites, blends classic ambience with state-of-the-art amenities. Minutes away from the city's arts & entertainment districts, the AAA Five Diamond hotel features two restaurants and two lounges, a fully equipped fitness center with indoor pool, high-speed Internet access in all guestrooms and 20,000 square feet of versatile meeting and function space.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Washington, D.C.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

July 3, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL - 7 2003
WASH. D.C. 188 SECTION

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press releases dated July 3, 2003

- **Legacy Hotels Real Estate Investment Trust Appoints Independent Trustee**

- **Legacy Hotels Real Estate Investment Trust To Acquire The Olympic Hotel In Seattle**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST



By: ______________________
Barbara D. Kilner
Assistant Secretary

Enclosures

cc: Terence P. Badour, Esq.
Sari L. Diamond, Esq.
Robert P. Freeman, Esq.



LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
APPOINTS INDEPENDENT TRUSTEE**

TORONTO, July 3, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy) (TSX: LGY.UN) is pleased to announce the appointment of C. Wesley M. Scott to Legacy's Board, increasing the number of Independent Trustees to five. Legacy's Board now has seven Trustees with Mr. Scott's appointment.

Commenting on the announcement, Neil Labatte, Legacy's President and Chief Executive Officer, said, "Our Board of Trustees is diversified with extensive experience in all facets of our industry. The addition of Mr. Scott further strengthens our Board's financial and governance experience. We look forward to the benefits of his contributions."

An experienced corporate director, Mr. Scott retired as Chief Corporate Officer of BCE Inc. in March 2001, a position he assumed in February 2000. Prior to this position, Mr. Scott served as Vice-Chairman of Bell Canada from 1999 to 2000. From 1997 to 1999, Mr. Scott was Chief Financial Officer of Nortel Networks Corporation. Mr. Scott also held the position of Executive Vice-President of Nortel from 1995 to 1999.

Mr. Scott is a member of the Board of Directors of Adventis Corp., BCE Emergis Inc., CGI Group Inc., Hospital for Sick Children Foundation, Sears Canada Inc. and Solectron Corporation.

Mr. Scott earned a bachelor of commerce degree from the University of Toronto and a master's degree in business administration from Harvard Business School.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File Number: 82-34729

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
TO ACQUIRE THE OLYMPIC HOTEL IN SEATTLE**

TORONTO, July 3, 2003 – In October 2002, Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) agreed to purchase the Four Seasons Olympic, a Five Diamond hotel in Seattle. The purchase was subject to arbitration proceedings between the current hotel owner and manager as well as a number of other conditions. Legacy has been advised that a settlement has been reached today on these arbitration proceedings. Subject to the satisfaction of customary closing conditions and third-party approvals, Legacy will acquire the Olympic Hotel during the third quarter.

Fairmont, the luxury hotel management company of Fairmont Hotels & Resorts Inc. ("FHR") (TSX/NYSE: FHR), will operate the property, which will be officially flagged "The Fairmont Olympic Hotel, Seattle". Legacy has entered into an agreement with Fairmont for a long-term management contract and Fairmont has agreed to make a payment to Legacy to acquire this contract. The terms of the agreement have been approved by Legacy's Independent Trustees.

The purchase price for the property is approximately US$100 million, or Cdn$135 million, subject to adjustments and closing costs. Legacy expects to use mortgage financing and lines of credit to finance the purchase of the hotel.

Commenting on the transaction, Neil J. Labatte, President and Chief Executive Officer of Legacy, said, "We are pleased to be adding such a high-quality heritage asset to our portfolio. This Seattle hotel is an exceptional property in an important market and represents the qualities we seek for our portfolio of luxury hotels." Added Mr. Labatte, "This irreplaceable property is a natural complement to Legacy's strong Fairmont presence in both Vancouver and Victoria, British Columbia."

About the Olympic Hotel
Built in 1924 and located in the heart of Seattle's fashionable Rainier Square neighborhood, this 450-room property, including 209 suites, blends classic ambience with state-of-the-art amenities. Minutes away from the city's arts & entertainment districts, the AAA Five Diamond hotel features two restaurants and two lounges, a fully equipped fitness center with indoor pool, high-speed Internet access in all guestrooms and 20,000 square feet of versatile meeting and function space.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Washington, D.C.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca